Exhibit 99.8

Consent of Independent Auditor

We hereby consent to the inclusion in this Annual Report on Form 40-F/A (Amendment No.1) for the year ended December 31, 2014 of Aurinia Pharmaceuticals Inc. of our report dated May 14, 2015, relating to the consolidated financial statements, which appears in the Annual Report.

We also consent to reference to us under the heading “Interests of Experts,” which appears in the Annual Information Form incorporated by reference in this Annual Report on Form 40-F/A (Amendment No.1).

“PricewaterhouseCoopers LLP”

Chartered Accountants

Edmonton, Alberta

May 15, 2015

PricewaterhouseCoopers LLP

TD Tower, 10088 102 Avenue NW, Suite 1501, Edmonton, Alberta, Canada T5J 3N5

T: +1 780 441 6700, F: +1 780 441 6776, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.